Exhibit 99.1

China Zenix Auto International Announces

Operating Results for the Third Quarter and First Nine Months of 2012

- Earnings Per ADS Were US$0.97 for the First Nine Months of 2012; Bank Balances and Cash Were US$140.0 Million -

ZHANGZHOU, China, November 15, 2012 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the third quarter and first nine months ended September 30, 2012.

Financial Highlights

Third Quarter 2012:

•	Revenue of RMB762.2 million (US$121.3 million) compared with RMB894.6 million in the third quarter of 2011;

•	Gross margin was 23.3% from 26.0% in the third quarter of 2011;

•	Profit and total comprehensive income for the period decreased to RMB56.5 million (US$9.0 million) compared with RMB89.1 million in the third quarter last year;

•	Earnings per American Depositary Share (“ADS”) in the third quarter of 2012 were RMB1.09 (US$0.17).

First Nine Months of 2012:

•	Revenue was RMB2,937.9 million (US$467.5 million) compared with RMB3,061.7 million in the first nine months of 2011;

•	Gross margin was 25.8% compared with 26.5%;

•	Profit and total comprehensive income was RMB314.6 million (US$50.1 million) compared with RMB341.9 million in first nine months of 2011;

•	Earnings per ADS were RMB6.10 (US$0.97);

•	Bank balances and cash were RMB879.5 million (US$139.9 million) at September 30, 2012;

•	Net cash generated from operations was RMB 734.9 million (US$116.9 million);

Mr. Jianhui Lai, chairman and chief executive officer of Zenix Auto, commented, “We are pleased to report that again we have outperformed the market in a difficult environment. Heavy-duty truck and construction vehicle sales continue to hinder the rebound in commercial vehicle sales. While OEM market remains sluggish and lower commodity cost affected selling prices, we leverage our robust aftermarket network to increase our market share, as our sales volume in aftermarket continued to grow. Our exports continue to grow especially into other Asian markets as our international customer base expands. Our new facility to make light-weight aluminum wheels for commercial vehicles is now conducting trial production and we expect commercial production in the fourth quarter of 2012. As the first domestic producer of aluminum wheels in China, we believe our aluminum wheels will replace many of the aluminum wheels currently being imported for the bus market and create new demand as customers continue to look for solutions that can provide better life-cycle economic benefits in this challenging environment.”

Yifan Li, chief financial officer of Zenix Auto, commented, “We continue to manage our working capital to build our financial strength and add financial flexibility. Even in today’s challenging marketplace, we are profitable and we are reducing our capital expenditures and exercising financial conservatism to address the changing environment. As a result, we maintained our momentum of strong free cash flows generation and strengthened our balance sheet. With these financial resources, we are continuing our R&D program to introduce new advanced products that meet or exceed our competitors’ products and provide a competitive advantage. Our goals are to capture additional market share in the domestic market while we expand our international presence.”

2012 Third Quarter Results

Revenue for the third quarter ended September 30, 2012 was RMB762.2 million (US$ 121.3 million) from revenue of RMB894.6 million for the third quarter of 2011.

Aftermarket sales in China declined 11.9% to RMB400.8 million (US$63.8 million) in the third quarter. Increased unit sales of steel wheels was offset by reduced wheel prices reflecting both lower steel prices and slower economic growth that negatively affected transportation industry in China.

Sales to the Chinese OEM market decreased 26.4% to RMB233.3 million (US$37.1 million). Lower OEM sales in China in the third quarter were primarily due to the overall weak commercial vehicle market with heavy-duty truck sales down over 30% compared with the third quarter of 2011.

International sales increased by 4.4% to RMB128.1 million (US$20.4 million) compared to the third quarter a year ago. The increase in export sales in the third quarter was mainly due to the Company’s superior quality steel wheels further penetrating into a number of countries in Asia.

In the third quarter of 2012, domestic aftermarket sales, domestic OEM sales and international sales contributed 52.6%, 30.6% and 16.8% of revenue, respectively.

Tubed steel wheel sales comprised 57.2% of third quarter revenue compared to 56.8% in the same quarter in 2011. Tubeless steel wheel sales represented 38.1% of third quarter revenue compared to 39.5% in the same quarter in 2011.

Third quarter gross profit was RMB177.6 million (US$ 28.3 million), compared to RMB232.9 million in the same quarter in 2011. Gross margin declined to 23.3% from 26.0% in the third quarter of 2011. The decline in gross margin reflected slightly lower sales volume, and a product mix change as sales of tubed wheels represented a higher percentage of sales combined with weaker-than-usual demand for higher-priced tubeless wheels by vehicle operators who chose lower-end wheels to save money in the short term. Additionally, sales shifted toward more medium- and light-duty vehicles as sales of heavy-duty OEM trucks remained sluggish in the third quarter of 2012.

Selling and distribution costs decreased by 11.3% to RMB51.9 million (US$8.3 million) compared with RMB58.5 million in the third quarter of 2011. Lower selling and distribution costs were primarily generated by reduced transportation expenses due to fewer units shipped, lower advertising, and less business promotions during the quarter. As a percentage of revenue, selling and distribution costs increased to 6.8% from 6.5% in the same quarter of 2011.

Research and development (R&D) expenses declined by 15.6% to RMB20.6 million (US$3.3 million) compared to the third quarter of 2011. R&D as a percent of revenue was stable at 2.7% in the third quarter of 2012 and 2011. Lower R&D expenses reflected the completion of certain projects and reduced other expenses. Zenix Auto remains committed to new product development and market-leading innovation.

Administrative expenses increased by 30.2% to RMB32.6 million (US$5.2 million) compared with RMB25.0 million in the third quarter of 2011. Administrative expenses increased primarily due to higher personnel costs and expenditures related to being a public company. As a percentage of revenue, administrative expenses increased to 4.3% compared with 2.8% of revenue in the third quarter of 2011.

Profit and total comprehensive income for the third quarter were RMB56.5 million (US$9.0 million) from RMB89.1 million in the same quarter of 2011.

Earnings per ordinary share and earnings per ADS in the third quarter of 2012 were RMB0.27 (US$0.04) and RMB1.09 (US$0.17), respectively.

During the third quarter of 2012 and 2011, the weighted average number of ordinary shares was 206.4 million and the weighted average number of ADSs was 51.6 million, respectively.

2012 First Nine-Month Results

Revenue for the first nine months ended September 30, 2012, declined to RMB2,937.9 million (US$467.5 million) from RMB3,061.7 million in the first nine months in 2011.

Aftermarket sales in China were RMB1,418.6 million in the first nine months of 2012 and represented 48.3% of total nine month revenue. Sales to the Chinese OEM market decreased 12.9% to RMB1,039.9 million and represented 35.4% of revenue. International sales rose by 16.6% to RMB479.4 million compared to the same period last year, and represented 16.3% of revenue.

Tubed steel wheel sales for the first nine months ended September 30, 2012, declined 5.8% compared with the same period in 2011 and comprised 56.6% of revenue. Tubeless steel wheel sales rose by 0.2% from the same period a year ago and were 39.3% of revenue compared to 37.6% for the same period in 2011.

Gross profit for the first nine months ended September 30, 2012, declined to RMB757.8 million (US$120.6 million) from RMB812.4 million in the first nine months of 2011. Gross margin was 25.8%. Profit before taxation declined to RMB371.1 million (US$59.0 million) compared with RMB425.7 million in the same period last year.

Profit and total comprehensive income for the first nine months ended September 30, 2012, was RMB314.6 million (US$50.1 million) compared with RBM341.9 million in the same period in 2011. Earnings per ordinary share and earnings per ADS for the first nine months ended September 30, 2012, were RMB1.52 (US$0.24) and RMB6.10 (US$0.97), respectively.

As of September 30, 2012, Zenix Auto’s bank balances and cash were RMB879.5 million (US$139.9 million) and its shareholders’ equity was RMB2.2 billion (US$355.2 million). As of December 31, 2011, bank balances and cash were RMB729.6 million and shareholders’ equity was RMB1.9 billion. In March 2012, the Company declared an annual cash dividend of US$0.06 per ADS or approximately RMB19 million (US$3.0 million).

For the first nine months ended September 30, 2012, net cash from operating activities was RMB 734.9 million (US$116.9 million). Capital expenditures, including the purchase of property, plant and equipment, acquisition of leasehold land, and deposit paid for acquisition of property, plant and equipment, were RMB333.6 million (US$53.1 million) during the first nine months of 2012.

Business Outlook

Management has revised its revenue guidance for the year ending December 31, 2012 to be approximately RMB 3.7 billion. This target is based on the Company’s current views on operating and market conditions, which are subject to change.

Mr. Jianhui Lai, chairman and chief executive officer of Zenix Auto, concluded, “We are adapting our operations to the current weak environment, but our focus will remain on increasing market share, generating net earnings and producing positive cash flow to build shareholder value. The potential of our new products, especially our aluminum wheels that are ready to enter the market, creates optimism for the future. We will increase our campaign on tubeless wheels and continue to optimize our product mix to meet the changing demand from vehicle operators. We remain confident that our strategy to grow market share in the slow economic environment will bear fruits for us in the long run.”

Conference Call Information

The Company will host a conference call, to be simultaneously web cast, on Thursday, November 15, 2012 at 8:00 a.m. EST/ 9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-866-519-4004 (North America) or +65 6723 9381 (International) approximately five to ten minutes before the call start time. A live web cast of the conference call will be available on the Zenix Auto website at http://zenixauto.com/en/.

A replay of the call will be available shortly after the conclusion of the conference call through November 30, 2012 at 11:59 p.m. EST, or December 1, 2012 at 11:59 a.m. Beijing Time. An archived web cast of the conference call will be available on the Zenix Auto corporate website at http://zenixauto.com/en/ and under the investor relations section. Interested parties may access the replay by dialing +1-866-214-5335 (North America), 800-901-596 (Hong Kong) or +61-2-8235-5000 (International) and entering conference ID number 57240332.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.2848 to US$1.00, the effective noon buying rate as of September 28, 2012 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 330 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. Zenix Auto’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 110 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of December 31, 2011. For more information, please visit: http://zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the revenue guidance and quotations from management in this announcement, as well as Zenix Auto’s strategic and operational plans, contain forward-looking statements. Zenix Auto may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about Zenix Auto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including our ability to successfully develop new tubeless steel wheel products and the planned introduction of aluminum wheels; our ability to expand our distribution network; overall growth in the aftermarket and OEM market in China and elsewhere, which depends on a number of factors beyond our control including economic growth rates and vehicle sales; and changes in our revenues and certain cost or expense items as a percentage of our revenues. Further information regarding these and other risks is included in our filings with the SEC. Zenix Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Zenix Auto undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

           dixon.chen@grayling.com

Media Contact:

Ivette Almeida

Grayling

Tel: +1 917-302-9946

Email: Ivette.almeida@grayling.com

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China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2012 and 2011

(RMB and US$ amounts expressed in thousands, except per share data)

	Three Months Ended September 30,
	2011	2012	2012
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	894,623	762,244	121,284
Cost of sales	(661,711)	(584,641)	(93,025)

Gross profit	232,912	177,603	28,259
Other operating income	3,810	5,997	954
Net exchange (loss)/gain	(1,554)	1,466	233
Selling and distribution costs	(58,519)	(51,883)	(8,255)
Research and development expenses	(24,375)	(20,572)	(3,273)
Administrative expenses	(25,022)	(32,591)	(5,186)
Finance costs	(15,325)	(12,739)	(2,027)

Profit before taxation	111,927	67,281	10,705
Income tax expense	(22,780)	(10,801)	(1,719)

Profit and total comprehensive income for the period	89,147	56,480	8,986

Earnings per share
Basic	0.43	0.27	0.04
Diluted	0.43	0.27	0.04

Earnings per ADS
Basic	1.73	1.09	0.17
Diluted	1.73	1.09	0.17

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the nine months ended September 30, 2012 and 2011

(RMB and US$ amounts expressed in thousands, except per share data)

	Nine Months Ended September 30,
	2011	2012	2012
	RMB’ 000	RMB’ 000	US$’ 000
Revenue	3,061,688	2,937,896	467,461
Cost of sales	(2,249,243)	(2,180,142)	(346,891)

Gross profit	812,445	757,754	120,570
Other operating income	11,028	12,887	2,051
Net exchange (loss)/gain	(5,225)	3,026	481
Selling and distribution costs	(192,230)	(194,667)	(30,974)
Research and development expenses	(65,942)	(70,063)	(11,148)
Administrative expenses	(89,531)	(98,847)	(15,728)
Finance costs	(44,803)	(39,012)	(6,207)

Profit before taxation	425,742	371,078	59,045
Income tax expense	(83,862)	(56,467)	(8,985)

Profit and total comprehensive income for the period	341,880	314,611	50,060

Earnings per share
Basic	1.86	1.52	0.24
Diluted	1.86	1.52	0.24

Earnings per ADS
Basic	7.43	6.10	0.97
Diluted	7.43	6.10	0.97

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts are expressed in thousands)

	December 31 2011	September 30 2012	September 30 2012
	RMB’000	RMB’000	US$’ 000
ASSETS
Current Assets
Inventories	552,104	546,605	86,973
Trade and other receivables and prepayments	1,108,182	704,447	112,087
Prepaid lease payments	8,332	9,425	1,500
Pledged bank deposits	96,211	81,055	12,897
Fixed bank deposits with maturity period over three months	105,000	70,000	11,138
Bank balances and cash	729,621	879,543	139,948

Total current assets	2,599,450	2,291,075	364,543

Non-Current Assets
Property, plant and equipment	1,184,756	1,322,979	210,505
Prepaid lease payments	371,142	416,506	66,272
Deposits paid for acquisition of property, plant and equipment	40,849	102,934	16,378
Deferred tax assets	5,208	5,010	797
Intangible assets	17,000	17,000	2,705

Total non-current assets	1,618,955	1,864,429	296,657

Total assets	4,218,405	4,155,504	661,200

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	1,168,319	1,065,254	169,497
Taxation payable	21,810	10,809	1,720
Bank borrowings	998,500	755,500	120,211

Total current liabilities	2,188,629	1,831,563	291,428

Non-current liabilities
Deferred income	12,479	11,881	1,890
Deferred tax liabilities	81,672	79,995	12,728

Total non-current liabilities	94,151	91,876	14,618

Total liabilities	2,282,780	1,923,439	306,046

EQUITY
Share capital	136	136	22
Paid in capital	411,225	411,225	65,432
Reserves	1,524,264	1,820,704	289,700

Total equity attributable to owners of the company	1,935,625	2,232,065	355,154

Total equity and liabilities	4,218,405	4,155,504	661,200

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Cash Flows

For the Nine Months September 30, 2012

(RMB and US$ amounts are expressed in thousands)

	Nine Months Ended September 30, 2012
	RMB’ 000	US$’ 000
OPERATING ACTIVITIES
Profit before taxation	371,078	59,045
Adjustments for:
Amortization of prepaid lease payments	8,183	1,302
Depreciation of property plant and equipment	88,988	14,159
Release of deferred income	(598)	(95)
Finance costs	39,012	6,207
Interest income	(8,422)	(1,340)
Loss on disposal of property, plant and equipment	312	50
Share-based payment expense	1,343	214

Operating cash flows before movements in working capital	499,896	79,542

Decrease in inventories	5,499	875
Decrease in trade and other receivables and prepayments	404,205	64,315
Decrease in trade and other payables and accruals	(113,727)	(18,098)

Cash generated from operations	795,873	126,634
Interest received	7,993	1,272
PRC income tax paid	(68,947)	(10,970)

NET CASH FROM OPERATING ACTIVITIES	734,919	116,936

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(166,515)	(26,495)
Acquisition of leasehold land	(54,640)	(8,694)
Withdrawal of pledged bank deposits	18,160	2,890
Placement of pledged bank deposits	(3,004)	(478)
Proceeds on disposal of property, plant and equipment	488	78
Deposits paid for acquisition of property, plant and equipment	(112,434)	(17,890)

Placement of fixed bank deposits with maturity periods over three months	(138,883)	(22,098)
Withdrawal of fixed bank deposits with maturity periods over three months	173,883	27,667
Placement of financial assets at fair value through profit or loss	(20,000)	(3,182)
Withdrawal of financial assets at fair value through profit or loss	20,429	3,251

NET CASH USED IN INVESTING ACTIVITIES	(282,516)	(44,951)

FINANCING ACTIVITIES
New bank borrowings raised	380,000	60,463
Repayment of bank borrowings	(623,000)	(99,128)
Interest paid	(39,520)	(6,289)
Dividend paid	(19,491)	(3,101)

NET CASH USED IN FINANCING ACTIVITIES	(302,011)	(48,055)

NET INCREASE IN CASH AND CASH EQUIVALENTS	150,392	23,930
Cash and cash equivalents at beginning of the year	729,621	116,093
Effect of foreign exchange rate changes	(470)	(75)

Cash and cash equivalents at end of the year	879,543	139,948

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